Exhibit 99.1

Innovative Education Solutions Leader Norm Allgood Joins Ambow Education to Head HybriU AI Education Technology Business

CUPERTINO, Calif., March 6, 2024 -- Ambow Education Holding Ltd. (NYSE American: AMBO) ("Ambow" or the "Company"), an AI technology-driven educational company, today announced the appointment of Norm Allgood as fractional Head of HybriU, effective immediately. In this newly established position, Mr. Allgood will lead the dissemination and implementation of HybriU, Ambow’s cutting-edge, AI-driven hybrid learning solution for education and workforce training.

Mr. Allgood holds over two decades of experience expanding educational access to quality, programs, launching technology platforms for the education industry, collaborating with higher education partners, strategic planning and operational optimization.

“Norm’s experience cultivating high-quality education programs and relationships with higher education partners makes him an excellent fit as we work to make HybriU the market leader in hybrid learning,” said Jin Huang, President, Chief Executive Officer, and acting Chief Financial Officer of Ambow. “More institutions are abandoning antiquated, traditional learning models and opting for a hybrid learning model. This shift requires a right-fit solution, and HybriU remains the only technology specifically designed to address this large untapped market.”

“HybriU’s AI technology jumps the curve of existing platforms in the educational space by offering a much-needed tailored hybrid learning solution,” said Mr. Allgood. “I’m thrilled to lead this team as it fosters new inroads for this important education tool. As the lines between offline and online learning merge, empowering educators with automated lecture highlights and real-time classroom feedback, fueled by big data analytics, is exactly what the educational space needs to further create value for all constituents.”

Mr. Allgood previously served as the Chief Executive Officer, Founder, and Board Member of Synergis Education since 2011, where he successfully established the company as a leader in developing healthcare education programs. Under his leadership, Synergis Education achieved remarkable milestones, including successfully raising capital from a diverse investor base, including prominent entities such as University Ventures Fund, Bertelsmann SE & Co., University of Texas Investment Management Co ("UTIMCO"), and Mitsui & Co. (U.S.A.), Inc. During his tenure at Synergis, in collaboration with university partners, Mr. Allgood designed and launched the DEMSN, an industry-leading program to address the ongoing nursing shortage. In addition, Norm launched the groundbreaking EDVANTAGE™ Informed Technology platform, a comprehensive system providing real-time insights and analytics to empower stakeholders with informed decision-making capabilities, optimizing marketing efforts and enhancing financial reporting accuracy.

Prior to founding Synergis Education, Norm held key leadership roles, including Chief Operations Officer at Orbis Education, Senior Vice President of Strategic Development at the Institute for Professional Development (IPD), a Division of Apollo Group, and as an Educational Liaison at Target Corporation, culminating in the launch of the first-ever MS in Criminal Justice at Michigan State University, a program recognized for excellence and innovation.

About Ambow

Ambow Education Holding Ltd. is a U.S.-based, AI technology-driven educational company. Its mission is to empower educators, students, higher learning institutions and organizations with advanced technology designed explicitly for the education industry. Through HybriU, Ambow’s dynamic patented open-platform technology that facilitates hybrid learning, and its for-profit college, New School of Architecture & Design based in San Diego, California, Ambow offers high-quality, individualized, and dynamic career education services and products. For more information, visit Ambow’s corporate website at https://www.ambow.com/.

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Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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